                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended: December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 1-15026

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT 06901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098 Zurich, Switzerland

                         [insert auditor's report here]

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UBS Savings and Investment Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

                         UBS Savings and Investment Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2006 and 2005

                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................    1
Financial Statements
Statements of Net Assets Available for Benefits............................    2
Statements of Changes in Net Assets Available for Benefits.................    3
Notes to Financial Statements..............................................    4
Supplemental Schedule
Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)............   18
Signature..................................................................   19
Exhibit 23-Consent of Independent Registered Public Accounting Firm........   20

Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2006 and 2005 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

             Report of Independent Registered Public Accounting Firm

To the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2006 and 2005 were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2007

                         UBS Savings and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                            DECEMBER 31
                                                   -----------------------------
                                                        2006            2005
                                                   --------------   ------------
ASSETS
Investment in UBS AG Master Trust, at fair value   $1,254,209,679   $939,081,884
Participant loans                                      14,620,190     11,920,577
Contributions receivable:
   Employee                                             1,581,164             --
   Employer                                            35,733,120     23,774,374
                                                   --------------   ------------
Total assets                                        1,306,144,153    974,776,835
                                                   --------------   ------------
LIABILITIES
Payable to employees                                      292,688             --
                                                   --------------   ------------
Total liabilities                                         292,688             --
                                                   --------------   ------------
Net assets available for benefits                  $1,305,851,465   $974,776,835
                                                   ==============   ============

See accompanying notes to the financial statements.

                         UBS Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits

                                                              YEAR ENDED DECEMBER 31
                                                          -----------------------------
                                                               2006            2005
                                                          --------------   ------------
ADDITIONS TO NET ASSETS
Investment income from UBS AG Master Trust:
   Net realized and unrealized appreciation in the fair
      value of investments                                $  109,229,246   $ 34,480,473
   Dividend and interest income                               44,387,456     24,491,655
                                                          --------------   ------------
                                                             153,616,702     58,972,128
                                                          --------------   ------------
Contributions:
   Participants                                              103,937,048     78,549,147
   Employer, net                                              66,313,747     50,397,902
                                                          --------------   ------------
Total contributions                                          170,250,795    128,947,049
                                                          --------------   ------------
Total additions to net assets                                323,867,497    187,919,177
                                                          --------------   ------------
DEDUCTIONS FROM NET ASSETS
Benefits paid to participants                                 60,489,691     60,174,070
                                                          --------------   ------------
Net increase prior to transfers                              263,377,806    127,745,107
Net transfers from other plans                                67,696,824      4,194,766
                                                          --------------   ------------
Net increase in net assets available for benefits            331,074,630    131,939,873
Net assets available for benefits:
   Beginning of year                                         974,776,835    842,836,962
                                                          --------------   ------------
   End of year                                            $1,305,851,465   $974,776,835
                                                          ==============   ============

See accompanying notes to the financial statements.

                         UBS Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 2006

1. DESCRIPTION OF THE PLAN

The following description of the UBS Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Document for more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

GENERAL

The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of the UBS United States Operations (the "Company"), which includes UBS Securities LLC, UBS AG, UBS O'Connor LLC, UBS Energy LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas) Inc., UBS Realty Investors LLC, UBS Americas Inc., UBS Clearing Services Corp., Dillon Read Capital Management LLC, UBS USA LLC and Prediction Company LLC. All Company employees on U.S. payroll, including part-time employees, are eligible to participate in the Plan upon the completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is administered by the Retirement Board and Savings Plan Committee (the "Retirement Board") of the Company. State Street Corporation (the "Trustee") is the Plan's trustee, Hewitt Associates LLC is the Plan's record keeper and Callan Associates serves as the Plan's investment advisor. At December 31, 2006 and 2005, there were 14,901 and 14,309 Plan participants, respectively.

The Plan's assets are invested in a master trust which in turn invests in mutual funds, commingled funds, separately-managed accounts, and the UBS Company Stock Fund (the "UBS Stock Fund").

Certain accounting and other administrative services are provided by the Company at no charge to the Plan.

For the years ended December 31, 2006 and 2005, all expenses related to the administration of the Plan and all fees paid to the Trustee and third party service providers were paid by Plan Sponsor on behalf of the Plan.

                         UBS Savings and Investment Plan

MASTER TRUST

The UBS AG Master Trust (the "Master Trust") was established on September 1, 1996 for the Plan. The Master Trust consists of the Plan and the UBS Pension Plan Trust (the "Pension Plan"). The investments of both plans are held in the Master Trust, which is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.

CONTRIBUTIONS

Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The maximum allowable contributions were $15,000 and $14,000 for 2006 and 2005, respectively. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable pre-tax contributions for participants who attained age 50 on or before December 31, 2006 were $20,000 and $18,000 for 2006 and 2005, respectively. These limits are subject to change in future years to be consistent with IRS limitations. The Company contributes an amount, up to 75% of the first 4% of each participant's eligible annual compensation contributed, subject to limitations, to each participant's account (the "Company Match").

Employer contributions (the "Retirement Contribution") are calculated based on 4% of eligible annual compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant accounts as soon as administratively feasible the following year. The Retirement Contributions, approximately $34,692,000 and $23,774,000 as of December 31, 2006 and 2005,
respectively, are reflected as employer contribution receivable on the Statements of Net Assets Available for Benefits.

Employees hired on or after December 2, 2001 automatically become participants of the Plan, and will receive the Retirement Contribution after meeting certain eligibility requirements. Employees hired on or before December 1, 2001 were provided a one-time option to elect to receive Retirement Contributions beginning January 1, 2002, or to continue receiving annual benefit accruals in the UBS Pension Plan.

                         UBS Savings and Investment Plan

PARTICIPANT ACCOUNTS

Under the Plan, each participant has two accounts--their Employee Account and their Company Account. When the Company Account is funded, the participant has a one time opportunity to make an investment election for the contribution. Thereafter, the two accounts are managed by the employee as a single account. Only one asset allocation can be selected for both the Employee Account and the Company Account. The participant's Employee Account reflects all contributions made by the participant and the Company Match in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects the Retirement Contribution for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these contributions.

VESTING

A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after five years of service, becoming totally and permanently disabled or upon death. In addition, participants are immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the Plan.

Certain individuals who were transferred into the Plan from the UBS Financial Services Inc. 401(k) Plus Plan became 100% vested in the UBS Financial Services Inc.'s matching contributions to his or her account plus earnings thereon after three years of combined service at UBS AG and its affiliates, and 100% vested in those respective company's retirement contributions to his or her account plus earnings thereon after five years of vesting service at UBS AG and its affiliates.

Forfeited balances of terminated participants' non-vested Company Account are used to reduce the Company's contributions to the Plan. For the years ended December 31, 2006 and 2005, the Retirement Contributions were reduced by approximately $2,477,000 and $967,000, respectively, from forfeited non-vested accounts.

                         UBS Savings and Investment Plan

PAYMENT OF BENEFITS

Upon the termination of employment for any reason, including death, a participant, or his or her beneficiary, may receive a distribution of the entire vested account balance, generally in a cash lump sum payment, unless any portion of such participant's account is invested in the UBS Stock Fund, in which case the participant may elect to receive such portion in UBS shares. If the balance in the account is greater than $1,000 (before March 28, 2005, $5,000), the participant may elect to defer the lump sum distribution until a future time, but not beyond April 1 of the year following the year the participant attains age 70 1/2.

A participant may elect to withdraw all or part of the balance of his or her account after attaining age 59 1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

PARTICIPANT LOANS

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance, or $50,000. This $50,000 limit is reduced by the excess of the participants' highest outstanding loan balance from their account during the 12-month period before the loan is made (even if repaid) over the participants' outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years except in instances of loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in level amounts through payroll deductions no less frequently than quarterly over the life of the loan.

PLAN TERMINATION

Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

                         UBS Savings and Investment Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefits to participants are recorded when paid.

GENERAL

Certain prior year amounts have been reclassified to conform to the current year presentation.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is determined by the last quoted market price on the last business day of the plan year where there is an active market for the investment, which includes publicly traded mutual funds. The Plan's participation in collective trust funds is stated at the last reported redemption price, which is based on the current market values of the underlying assets of each fund as of the last business day of the plan year.

Participant loans and the Collective Short-Term Investment Fund are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         UBS Savings and Investment Plan

3. INVESTMENTS

Investments within the Master Trust that represent 5% or more of the Plan's net assets are as follows:

                                                        DECEMBER 31
                                                ---------------------------
                                                    2006           2005
                                                ------------   ------------
Vanguard 500 Index Fund, 2,124,501 and
   2,137,162 shares, respectively               $277,438,650   $245,602,685
UBS Stock Fund, 4,416,420 and 3,073,632
   shares, respectively                          111,198,046     61,257,857
Julius Baer International Equity Strategy
   Fund, 2,553,613 and 1,348,216 shares,
   respectively                                  110,086,242     48,670,585
UBS Select Money Market Fund, 6,373,021 and
   92,140,850 shares, respectively                95,748,847     92,140,850
UBS U.S. Equity Fund, 4,583,213 and 4,117,034
   shares, respectively                           91,801,765     74,888,854
UBS Multi Asset Portfolio Collective Fund,
   45,218 and 38,162 shares, respectively         91,722,692     67,438,481
Vanguard Prime Money Market Fund, 7,965,574
   and 52,719,423 shares, respectively            89,839,711     52,719,423

The Master Trust holds the investments of the Plan and the Pension Plan. Each participating retirement plan has an interest in the Master Trust as detailed in the table below. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan. The plans' interests in the net assets of the Master Trust were:

                                    DECEMBER 31
                                  ---------------
Plan                               2006     2005
----                              ------   ------
UBS Savings and Investment Plan    74.97%   71.21%
UBS Pension Plan                   25.03    28.79
                                  ------   ------
Total Master Trust                100.00%  100.00%
                                  ======   ======

                         UBS Savings and Investment Plan

The following table represents the fair value of investments held by the Master Trust as of December 31:

                                                2006             2005
                                           --------------   --------------
Investments, at fair value:
   Mutual funds                            $1,534,634,876   $1,233,768,863
   UBS Stock Fund                             111,198,046       61,257,857
   Manulife Financial Corporation               5,661,089        4,925,600
   Group Annuity Contract (GAC 21)             15,153,511       15,086,262
   Short-term investments                       6,134,671        3,694,717
                                           --------------   --------------
Total investments, at fair value            1,672,782,193    1,318,733,299
Investment income receivable                       17,690           16,006
                                           --------------   --------------
Total net investments, at fair value        1,672,799,883    1,318,749,305
Adjustment from fair value to contract
   value for fully benefit responsive
   investment contract                            104,634           18,664
                                           --------------   --------------
Total net assets                           $1,672,904,517   $1,318,767,969
                                           ==============   ==============

The following table represents investment income earned by the Master Trust for the years ended December 31:

                                               2006           2005
                                           ------------   -----------
Net realized and unrealized appreciation
   of investments:
   Mutual funds                            $169,905,568   $63,885,820
                                           ------------   -----------
Interest and dividend income                 44,612,264    25,617,528
                                           ------------   -----------
                                           $214,517,832   $89,503,348
                                           ============   ===========

The following table represents the Plan's net appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31:

                                               2006           2005
                                           ------------   -----------
Net appreciation in fair value:
   Mutual funds                            $117,623,874   $34,480,473
                                           ------------   -----------
                                           $117,623,874   $34,480,473
                                           ============   ===========

                         UBS Savings and Investment Plan

Plan participants have the following investment options:

Effective July 1, 2005, a 15-market-day holding period is imposed on any money transferred into an investment within the Plan.

The GE Asset Management Premier Growth Fund seeks long-term growth of capital and future income. The fund invests 80% of its net assets in equity securities under normal market conditions. The fund invests primarily in a limited number of equity securities of large and medium sized companies that management believes have above growth histories and / or growth potential. This is a publicly traded fund.

The Julius Baer International Equity Strategy Fund seeks long-term growth of capital. The fund normally invests in equity securities of foreign companies, typically excluding the United States. It may invest in growth or value securities and tend to focus on mid to large capitalization companies. This is a publicly traded fund.

The Royce Premier Fund seeks long-term growth of capital. The fund normally invests in a limited number of equity securities with market capitalizations between $400 million and $2 billion. The fund looks for companies that have excellent business strengths and / or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below estimate of their current worth. This is a publicly traded fund.

The State Street Global Advisors Passive Bond Market Strategy Fund seeks to match the return of the Lehman Brothers Aggregate Bond Index. The fund invests primarily in other commingled funds maintained by the Trustee, which have characteristics consistent with the overall investment objective. The fund may invest directly in securities, which are contained in the index. Additional securities, investments, or commingled funds shall be added to the fund in the event that new sectors are added to the index, and may be implemented without advance notice to participants.

In addition, the fund may invest excess cash in short term securities and instruments including but not limited to, repurchase agreements, commercial paper, the Short Term Investment Fund or other short term cash funds maintained by the Trustee, as well as shares of the State Street Global Advisors Money Market Fund or other short term registered mutual funds for which an affiliate of the Trustee acts as investment advisor. This is a collective trust fund.

                         UBS Savings and Investment Plan

The T. Rowe Price Personal Strategy Balanced Fund seeks both capital appreciation and income. The fund typically invests approximately 60% of assets in stocks, 30% in bonds, and 10% in money market instruments. However, allocations can vary up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.

The T. Rowe Price Personal Strategy Growth Fund seeks capital appreciation. The fund typically invests approximately 80% of assets in stocks and 20% in bonds and money market securities. However, allocations can vary up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.

The T. Rowe Price Personal Strategy Income Fund seeks to provide both capital appreciation and income by investing in three major areas: stocks, bonds, and cash. These funds typically invest 40% of assets in equities, 40% of assets in bonds and 20% of assets in money market instruments. However, allocations can vary up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.

UBS Global Asset Management, an indirect wholly-owned subsidiary of UBS Americas is the investment advisor, administrator and distributor for the following UBS mutual funds. UBS GAM earns management fees from these funds. These fees were paid by the Company and participants.

The UBS Global Allocation Fund invests primarily in equity and fixed income securities of issuers located within and outside the U.S. Under normal circumstances, the fund will allocate its assets between fixed income securities and equity securities. Investments in fixed income securities may include debt securities of governments throughout the world, their agencies and instrumentalities, debt securities of corporations, mortgage-backed securities and asset-backed securities. Investments in equity securities may include common stock and preferred stock. This is a publicly traded fund.

                         UBS Savings and Investment Plan

The UBS Global Bond Fund invests at least 80% of assets in fixed-income securities. While it may invest in debt securities of all types, it expects to emphasize debt securities of government issuers. Investments in fixed-income securities may include debt securities of governments throughout the world (including the U.S.), their agencies and instrumentalities, debt securities of corporations, mortgage-backed securities and asset-backed securities. It generally invests in fixed-income securities that have an initial maturity of more than one year. This is a publicly traded fund.

The UBS Global Equity Fund seeks capital appreciation and current income. The fund normally invests at least 80% of assets in equity securities. Investments in equity securities may include common stock and preferred stock of U.S. and foreign issuers. The fund may invest in companies of any size. The fund may use forward currency contracts, options, futures and other derivatives as part of its investment strategy or to help manage portfolio risks. The fund invests assets in investments that are economically tied to a number of countries throughout the world. This is a publicly traded fund.

The UBS International Equity Fund seeks total return. The fund normally invests at least 80% of assets in equity securities. Investments in equity securities may include common stock and preferred stock of issuers located throughout the world. The fund may invest in stocks of companies of any size. The fund's security selection begins with analysis at the individual company and industry level, as well as broader analysis of economic and currency factors, and aims to find equity securities that offer attractive prices with opportunity for appreciation. This is a publicly traded fund.

The UBS Multi Asset Portfolio Collective Fund is a broadly diversified portfolio of global assets. It is actively managed within an assets allocation framework that encompasses the full range of market, currency and security exposures within the world capital markets. This is a collective trust fund.

                         UBS Savings and Investment Plan

The UBS Select Money Market Fund seeks current income with capital preservation and liquidity. The fund invests in money market instruments of governmental and private issuers. These are generally short-term debt obligations and similar securities. They also include longer term bonds that have variable interest rates or other special features that give them the financial characteristics of short-term debt. The fund invests in foreign money market instruments only if they are denominated in US dollars. This is a publicly traded fund.

The UBS Stock Fund invests in an individual employer security, providing performance that is in line with the performance of the underlying employer stock. The total return of company stock funds may reflect dividend payments to shareholders as well as capital appreciation or depreciation. Company stock funds are not diversified, and therefore are considered riskier than the "diversified" broad market. Many hold a certain percent of assets in cash-equivalents for liquidity purposes. Therefore, the company stock fund may not reflect the exact performance of the underlying security over any given time period.

The UBS U.S. Equity Fund seeks capital appreciation and current income. The fund normally invests at least 80% of assets in U.S. equities, which may include dividend-paying, common and preferred stock. The fund emphasizes large cap stocks, but may hold small and mid-cap stocks. The fund identifies discrepancies between a security's fundamental value and its observed market price. These values estimates are then compared to current market prices and ranked against the other stocks in the valuation universe. This is a publicly traded fund.

The UBS U.S. Small Cap Growth Fund seeks long-term capital appreciation. Under normal circumstances, the fund invests at least 80% of its net assets in equity securities of U.S. companies with market caps less than $2.5 billon at the time of purchase. Investments in equity securities may include common stock and preferred stock. The fund may invest up to 20% of its net assets in foreign securities. The fund may use forward currency contracts, options, futures and other derivatives as part of its investment strategy or to help manage portfolio risks. This is a publicly traded fund.

The UBS U.S. Bond Fund seeks capital appreciation and current income. The fund usually invests at least 80% of its net assets in U.S. fixed income securities. The fund may invest in fixed income securities of any maturity, but generally invests in securities having an initial maturity or more than one year. The fund may use options, futures and other derivatives as part of its investment strategy or to help manage portfolio risks. Normally the fund invests in investment-grade fixed income securities. This is a publicly traded fund.

                         UBS Savings and Investment Plan

The Vanguard 500 Index Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a passive management strategy designed to track the performance of the Standard & Poor's 500 index, which is dominated by the stocks of large U.S. companies. It attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the index. This is a publicly traded fund.

The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities. This is a publicly traded fund.

4. RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                         UBS Savings and Investment Plan

6. TRANSFERS

During 2006, 512 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 69 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. This resulted in approximately $64,798,035 of net assets transferred in to the Plan.

On August 7, 2006, $2,815,088 was transferred from the Prediction Company 401k Profit Sharing Plan to the Plan. This amount represents the sum of 50 account balances in the Prediction Company 401k Profit Sharing Plan.

During the fourth quarter of 2006, 5 employees of the total 234 participants who transferred from ABN AMRO voluntarily elected to transfer their outstanding 401k loan from the ABN AMRO plan to the Plan. $83,701 of net assets related to ABN AMRO transferred into the Plan.

On October 6, 2005, $4,863,137 was transferred from the SoundView 401(k) Plan to the Plan. This amount represents the sum of 362 account balances in the SoundView 401(k) Plan, of which 112 employees were retained by UBS.

During 2005, $29,423 of net assets related to loan activity and loan adjustments transferred into the Plan. In addition, $27,406 of net assets including stock fund manual entries and earnings adjustments on participant accounts transferred into the Plan.

During 2005, 45 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also 30 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. This resulted in approximately $725,200 of net assets transferred out of the Plan.

                         UBS Savings and Investment Plan

7. SUBSEQUENT EVENTS

Effective January 1, 2007, participants of the Plan become 100% vested after 3 years of service with respect to the Retirement Contribution.

In 2007 two fund families (GE and UBS) will implement trading restrictions within the Plan.

Effective April 2, 2007, the UBS International Equity Fund and the UBS Global Equity Fund will be removed from the Plan.

In 2007 UBS acquired approximately 300 Perot employees which resulted in additional rollovers.

                              Supplemental Schedule

                                                                EIN: #98-0186363
                                                                      Plan: #002

                         UBS Savings and Investment Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2006

PRINCIPAL
AMOUNT OR
NUMBER OF
 SHARES                DESCRIPTION OF INVESTMENTS               CURRENT VALUE
---------   ------------------------------------------------   --------------
            Mutual Funds
4,710,899   GE Asset Management Premier Growth Fund            $   54,081,124
2,553,612   Julius Baer International Equity Strategy Fund        110,086,242
2,376,396   Royce Premier Fund                                     42,085,977
  546,233   State Street Global Advisors Passive Bond Market
               Strategy Fund                                        5,938,110
2,823,778   T. Rowe Price Personal Strategy Balanced Fund          56,644,980
1,131,670   T. Rowe Price Personal Strategy Growth Fund            28,699,141
  458,484   T. Rowe Price Personal Strategy Income Fund             7,262,380
2,642,244   *UBS Global Allocation Fund                            37,942,626
1,733,079   *UBS Global Bond Fund                                  18,526,619
2,467,677   *UBS Global Equity Fund                                36,546,292
3,982,044   *UBS International Equity Fund                         47,824,344
   45,218   *UBS Multi Asset Portfolio Collective Fund             91,722,692
6,373,021   *UBS Select Money Market Fund                          95,748,847
4,416,420   *UBS Stock Fund                                       111,198,046
4,583,213   *UBS U.S. Equity Fund                                  91,801,765
1,199,419   *UBS U.S. Small Cap Growth Fund                        17,919,317
2,947,871   *UBS U.S. Bond Fund                                    30,923,168
2,124,501   Vanguard 500 Index Fund                               277,438,652
7,965,574   Vanguard Prime Money Market Fund                       89,839,711
            Collective short-term investment fund                   1,979,646
                                                               --------------
                                                                1,254,209,679
            *Loans to participants, 0-25 years maturity,
               5.00%-11.50%                                        14,620,190
                                                               --------------
                                                               $1,268,829,869
                                                               ==============

*    Parties in interest

Cost information is not required because investments are participant directed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        UBS Savings and Investment Plan


                                        By: /s/ Per Dyrvik
                                            ------------------------------------
                                        Per Dyrvik, a member of the
                                        Retirement Board and Savings Plan
                                        Committee

Dated: June 22, 2007